Exhibit 21.1

SUBSIDIARIES OF KNILO HOLDCO AB

Name	Jurisdiction of Formation / Incorporation
Knilo BidCo AB	Sweden
Olink Proteomics Holding AB	Sweden
Olink Proteomics AB	Sweden
Agrisera Aktiebolag	Sweden
Olink KK	Japan
Olink Biotech (Shanghai) Co., Ltd	China
Olink Proteomics Inc.	Delaware
Olink Proteomics Limited	England & Wales
Olink Proteomics B.V.	The Netherlands
Olink Proteomics GmbH	Germany